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Li He

Davis Polk & Wardwell LLP 2201 China World Office 2 1 Jian Guo Men Wai Avenue Chaoyang District Beijing 100004	86 10 8567 5005 tel 86 10 8567 5105 fax li.he@davispolk.com

October 30, 2013

Re:	Qunar Cayman Islands Limited

Registration Statement on Form F-1

Pre-effective Amendment No. 5 to Registration Statement on Form F-1

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3010

Washington, D.C. 20549

Attention:	Ms. Mara L. Ransom
Mr. Robert Babula
Mr. Andrew Mew
Mr. Dietrich King
Ms. Jacqueline Kaufman

Dear Ms. Ransom, Mr. Babula, Mr. Mew, Mr. King and Ms. Kaufman:

On behalf of our client, Qunar Cayman Islands Limited, a company organized under the laws of the Cayman Islands (the “Company”), we are filing Pre-effective Amendment No. 6 to the Company’s Registration Statement on Form F-1 ( “Amendment No. 6”) and the related exhibit to the Securities and Exchange Commission (the “Commission”). Amendment No. 6 has been marked to show changes made to Pre-effective Amendment No. 5 to the Registration Statement on Form F-1 filed with the Commission on October 30, 2013 (“Amendment No. 5”).

Based on the telephone discussion with members of the staff of the Commission (the “Staff”) on October 30, 2013, we understood that the Staff has the oral comments stated below (the “Oral Comments”). The Company has responded to all of the Staff’s Oral Comments by revising Amendment No. 5.

On behalf of the Company, we wish to thank you and other members of the Staff for your prompt response to the Company’s request for comments.

Securities and Exchange Commission	2	October 30, 2013

The Company respectfully advises the Staff that it has commenced its roadshow on October 21, 2013 and expects, subject to market conditions and the resolution of the Staff’s comments, the pricing to occur on October 31, 2013. The Company expects to file an acceleration request with the Commission on October 30, 2013 to request that the Commission declares its registration effective on October 31, 2013. The Company would greatly appreciate the Staff working with the Company to achieve this timetable.

The Staff’s Oral Comments are repeated below, followed by the Company’s response to each comment as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the draft Registration Statement where the language addressing a particular comment appears.

Pre-effective Amendment No. 5 to Registration Statement on Form F-1

Risks Related to Our Business, page 15

We have operated at a loss and we may not be profitable in the near future , page 15

1.	Please revise your disclosure here and in other section or sections of the prospectus to quantify, after each batch of the warrants to be issued to Baidu under the Business Cooperation Framework Agreement becomes exercisable, the aggregate cash settlement amount of those warrants if Baidu elects to settle in cash, using the midpoint of the IPO price range and making such reasonable assumptions as are necessary.

In response to the Staff’s comment, the Company has included the requested disclosure on pages 15, 16 and 109.

We may have conflicts of interest with Baidu . . . , page 27

2.	Please expand your disclosure here and in other section or sections of the prospectus to quantify the consequences to you of a termination for your material breach of contract under the Business Cooperation Framework Agreement with Baidu, using the midpoint of the IPO price range and making such reasonable assumptions as are necessary.

In response to the Staff’s comment, the Company has included the requested disclosure on page 28 and 71.

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Securities and Exchange Commission	3	October 30, 2013

If you have any questions regarding this submission, please contact me at +86-10-8567-5005 (li.he@davispolk.com) or my colleague, Liang Tao at +852-2533-3361 (liang.tao@davispolk.com), or Raymond Wong of Ernst & Young Hua Ming LLP at +86-10-5815-2823 (raymond.wong@cn.ey.com).

Thank you for your time and attention.

Yours sincerely, /s/ Li He
Li He

cc:	Mr. Chenchao (CC) Zhuang, Chief Executive Officer
Mr. Sam Hanhui Sun, Chief Financial Officer

Qunar Cayman Islands Limited

Mr. Raymond Wong, Partner

Ernst & Young Hua Ming LLP

Leiming Chen, Esq., Partner

Simpson Thacher & Bartlett LLP